

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

July 24, 2009

By U.S. mail and facsimile

Dr. Robin L. Smith, MD
Chief Executive Officer
NeoStem, Inc.
420 Lexington Avenue, Suite 450
New York, NY 10170

Re: NeoStem, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 001-33650

Dear Dr. Smith:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 1 – The Company, page F-9

1.   We note that your primary business is to manage a network of adult stem cell collection centers which are opened by medical practitioners who have signed collection agreements. Please tell us and disclose in future filings the significant terms of these agreements and describe the fee arrangements with respect to how you and the medical practitioners are compensated. Tell us whether you are responsible for any costs involved in opening and operating these collection centers. Please discuss whether you

have controlling financial interests over these collection centers and provide us with an analysis of six factors under EITF 97-2.

Note 2 – Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-10

2.   We note that you recognize revenues related to the collection and utilization of adult stem cells. If physicians not employed by you actually collect and utilize the stem cells, please tell us whether you recognize this revenue on a gross basis as a principal or on a net basis as an agent. Please refer to EITF 99-19.

3.   We note that you record revenue for start-up fees received from physicians seeking to establish collection centers once the agreement has been signed and the physicians have been qualified by your credentialing committee. You state that these fees are in consideration for establishing a service territory for the physician. Please explain why you believe that start-up fees can be immediately recognized as revenue. Refer to Staff Accounting Bulletin Topic 13.A.3.(f) and EITF 00-21.

Note 9 – Stockholders' Equity, page F-16

(c) Warrants, page F-24

4.   In future filings, provide a summary of warrant activity in a manner similar to that provided for options on page F-29. Refer to paragraphs 65 and A241 of SFAS 123(R).

Item 9A. Controls and Procedures, page 78

(a) Disclosure controls and Procedures, page 78

5.   You disclose "disclosure controls and procedures can only provide reasonable, not absolute, assurance that the above objectives have been met." Please confirm to us and revise your disclosure in future filings to clarify, if true, that your disclosure controls and procedures are also effective in providing *reasonable assurance* that information required to be disclosed in your reports under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.   Refer to Section II.F.4 of SEC Release No. 33-8238

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Steve Lo at 202-551-3394 or Nasreen Mohammed at 202-551-3773 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services